UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Rosehill Resources Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

777385 105

(CUSIP Number)

Andrew Lapayowker

Rosemore, Inc.

100 Light St., Suite 2500

Baltimore, MD 21202

(410) 347-7080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777385 105

1	NAMES OF REPORTING PERSONS: Rosemore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0*
	8	SHARED VOTING POWER: 36,297,779*
	9	SOLE DISPOSITIVE POWER: 0*
	10	SHARED DISPOSITIVE POWER: 36,297,779*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,297,779
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.5% (1) (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Calculated in the manner set forth in Item 5.
(1)

Based on 50,752,305 shares of Class A Common Stock deemed to be outstanding, including (i) 14,454,526 shares of Class A Common Stock issued and outstanding as of November 1, 2019, as disclosed in the Quarterly Report filed on Form 10-Q by Rosehill Resources Inc. (the “Company”) with the Securities and Exchange Commission on November 7, 2019, (ii) 14,100,000 shares of Class A Common Stock of the Company held by Tema Oil and Gas Company (“Tema”), (iii) 15,707,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iv) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, and (v) 1,740,087 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema.

(2)

Please refer to Item 5 for a description of the Shareholders’ and Registration Rights Agreement and the shares held by KLR Energy Sponsor, LLC, a Delaware limited liability company (“Sponsor”) and its affiliates and the shared voting power over such shares.

1	NAMES OF REPORTING PERSONS: Tema Oil and Gas Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0*
	8	SHARED VOTING POWER: 36,297,779*
	9	SOLE DISPOSITIVE POWER: 0*
	10	SHARED DISPOSITIVE POWER: 36,297,779*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,297,779*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.5% (1) (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Calculated in the manner set forth in Item 5.
(1)

Based on 50,752,305 shares of Class A Common Stock deemed to be outstanding, including (i) 14,454,526 shares of Class A Common Stock issued and outstanding as of November 1, 2019, as disclosed in the Quarterly Report filed on Form 10-Q by the Company with the Securities and Exchange Commission on November 7, 2019, (ii) 14,100,000 shares of Class A Common Stock of the Company held by Tema, (iii) 15,707,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iv) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, and (v) 1,740,087 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema.

(2)	Please refer to Item 5 for a description of the Shareholders’ and Registration Rights Agreement and the shares held by Sponsor, and its affiliates and the shared voting power over such shares.

1	NAMES OF REPORTING PERSONS: Rosemore Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0*
	8	SHARED VOTING POWER: 0*
	9	SOLE DISPOSITIVE POWER: 0*
	10	SHARED DISPOSITIVE POWER: 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	Calculated in the manner set forth in Item 5.
(1)	RHoldings no longer owns any shares of the Issuer and may be removed as a Reporting Person from future amendments to this Schedule 13D.

Introductory Note

This Schedule 13D supersedes the Schedule 13D filed previously with the Securities and Exchange Commission (the “Commission”) on May 8, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, filed on November 13, 2017, Amendment No. 2 to Schedule 13D, filed on January 23, 2018, Amendment No. 3 to Schedule 13D, filed on October 5, 2018, and Amendment No. 4 to Schedule 13D, filed on October 17, 2018 (collectively, the “Joint Schedule 13D”), with respect to the information contained therein pertaining to the Reporting Persons. This updated Schedule 13D relates to the exchange of 14,100,000 shares of Class B Common Stock of Rosehill Resources Inc., a Delaware corporation (the “Issuer” or the “Company”) on December 26, 2019.

Item 1.	Security and Issuer

This Schedule 13D relates to the (i) Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer, (ii) Class B Common Stock, par value $0.0001 per share, of the Issuer (“Class B Common Stock”), which, together with the common units (“Rosehill Operating Common Units”) of Rosehill Operating Company, LLC (“Rosehill Operating”), a subsidiary of the Issuer, are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis at any time, subject to the terms of that certain Second Amended and Restated Limited Liability Company Agreement of Rosehill Operating entered into by the Issuer and Tema on April 27, 2017 and amended and restated on December 8, 2017 (“A&R LLC Agreement”), (iii) 8.000% Series A Cumulative Perpetual Convertible Preferred Stock (“Series A Preferred Stock”) of the Issuer, which may be converted into shares of the Issuer’s Class A Common Stock upon the terms of that certain Certificate of Designations of Series A Preferred Stock filed with the Secretary of State of the State of Delaware on April 27, 2017 (the “Certificate of Designations”), and (iv) warrants of the Issuer, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share (the “warrants”). The address of the Issuer’s principal executive offices is 16200 Park Row, Suite 300, Houston, Texas, 77084.

Item 2.	Identity and Background

(a) Name

This Schedule 13D is being filed jointly by:

(i) Rosemore, Inc., a Maryland corporation (“Rosemore”);

(ii) Tema Oil and Gas Company, a Maryland corporation (“Tema”); and

(iii) Rosemore Holdings, Inc., a Maryland corporation (“RHoldings”).

Collectively, Rosemore, Tema, and RHoldings, are the “Reporting Persons”, and each is a “Reporting Person”. Tema and RHoldings are each direct, wholly owned subsidiaries of Rosemore. Attached as Schedule A is a list of directors and executive officers of Rosemore, Tema, and RHoldings. The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Tema and KLR Energy Sponsor, LLC, a Delaware limited liability company (“Sponsor”), are parties to that certain Shareholders’ and Registration Rights Agreement (details of which are provided below in Item 5). As a result of that relationship, Sponsor, KLR Group Holdings, LLC, a Nevada limited liability company (“KLR Holdings”), KLR Group Investments, LLC, a Nevada limited liability company (“KLR Investments”), and Edward Kovalik (“Kovalik” and collectively, the “Separately Filing Persons”) and the Reporting Persons might be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the Separately Filing Persons.

Schedule B attached hereto sets forth certain information regarding the Separately Filing Persons as required by Item 2 of Schedule 13D.

(b) Residence or Business Address

The address of the principal business and principal office for Rosemore, Tema and RHoldings are: 100 Light Street, Suite 2500, Baltimore, Maryland 21202. The business address of each of the directors and executive officers of Rosemore, Tema, and RHoldings is set forth in Schedule A.

(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

(i) Tema is a company that holds various oil and gas interests, including those of the Issuer as described herein, and is a wholly-owned subsidiary of Rosemore. The principal occupation of each of its directors and executive officers is to act in the capacity listed on Schedule A.

(ii) Rosemore, together with its subsidiaries and affiliates, is a corporation headquartered in Baltimore, Maryland with operating subsidiaries based in Houston, Texas. The primary focus of business operations of Rosemore is investment management and oil and gas exploration, production and transportation via its subsidiaries. The principal occupation of each of its directors and executive officers is to act in the capacity listed on Schedule A.

(iii) RHoldings is a wholly owned subsidiary of Rosemore and is primarily engaged in holding and managing investments. The principal occupation of each of its directors and executive officers is to act in the capacity listed on Schedule A.

(d) Criminal Convictions

During the past five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

During the past five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

Rosemore, Tema, and RHoldings are organized under the laws of Maryland. The citizenship of each of the Reporting Persons’ respective directors and executive officers is listed on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

Business Combination and Related Transactions

On April 27, 2017 (the “Closing Date”), the Issuer consummated a business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement (the “Business Combination Agreement”) dated as of December 20, 2016 by and between the Issuer and Tema. Subject to the terms of the Business Combination Agreement and the adjustments set forth therein, the Issuer acquired a portion of the equity of Rosehill Operating, a wholly-owned subsidiary of Tema, to which Tema contributed and transferred a portion of its assets and liabilities, for (i) the contribution to Rosehill Operating by the Issuer of $35.0 million in cash (the “Cash Consideration”) and for the issuance to Rosehill Operating by the Issuer of 29,807,692 shares of newly created Class B Common Stock (subject to certain adjustments as set out in the Business Combination Agreement) (which cash and shares of Class B Common Stock were immediately distributed by Rosehill Operating to Tema), (ii) the assumption by Rosehill Operating of $55.0 million in Tema indebtedness (the “Tema Liabilities”) and (iii) the contribution to Rosehill Operating by the Company of the remaining cash proceeds of the Issuer’s initial public offering. In connection with the closing of the Business Combination, (a) the Issuer issued to Rosehill Operating 4,000,000 warrants exercisable for shares of Class A Common Stock (the “Tema warrants”) in exchange for 4,000,000 warrants exercisable for Rosehill Operating Common Units (such class of warrants, the “Rosehill warrants”) and (b) the Tema warrants and the Cash Consideration were immediately distributed to Tema. In addition, the Issuer contributed the net proceeds from the issuance of 75,000 shares of Series A Preferred Stock, Class A Common Stock and 5,000,000 warrants of the Issuer concurrent with the Business Combination to Rosehill Operating in exchange for Rosehill Operating Series A Preferred units and additional Rosehill warrants. Upon consummation of the Business Combination, all of Class F common stock acquired by the Sponsor, prior to the Issuer’s initial public offering, was converted into 2,771,912 shares of Class A Common Stock. This description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to a side letter (the “Side Letter”) entered into among the Issuer, Rosemore and Sponsor, on the Closing Date, the Issuer sold 2,200 shares of Series A Preferred Stock to Sponsor and 17,800 shares of Series A Preferred Stock to RHoldings for total consideration of $20.0 million. As an inducement to enter into the Side Letter, Rosemore was issued 750,000 warrants on the Closing Date. Under the terms of the Side Letter, certain shares of Class A Common Stock held by the Sponsor were to be reallocated to Rosemore on the second anniversary of the Closing Date as a result of (i) certain acquisition activities undertaken by the Issuer as of certain times of determination and (ii) the volume weighted average trading price of the Issuer’s Class A Common Stock as of certain times of determination. Rosemore believes that it is owed up to approximately 678,000 shares under such reallocation, but has not yet received such shares. This description of the Side Letter does not purport to be complete and is qualified in its entirety by reference to the Side Letter, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

RHoldings obtained the funds to purchase the shares of Series A Preferred Stock by drawing on its existing revolving credit facilities on April 27, 2017.

The material provisions of the Business Combination Agreement, the Business Combination, the Side Letter and transactions related thereto are described in the Issuer’s Proxy Statement dated April 12, 2017 relating to the special meeting of stockholders held on April 26, 2017, in section entitled “Proposal No. 1—Approval of the Business Combination”.

Intra-Company Transactions

On December 22, 2017, the Reporting Persons underwent a series of intra-company transactions, pursuant to which (1) Rosemore transferred to Tema 750,000 warrants, and (2) RHoldings transferred to Tema 18,421 shares of Series A Preferred Stock, which are convertible into 1,601,826 shares of Class A Common Stock. On July 11, 2019, RHoldings transferred to Tema 61 shares of Series A Preferred Stock which are convertible into 5,304 shares of Class A Common Stock. No consideration was paid by Tema in exchange for the transfers of warrants and Series A Preferred Stock by Rosemore and RHoldings, respectively. RHoldings no longer owns any shares of the Issuer and may be removed as a Reporting Person from future amendments to this Schedule 13D.

Redemption and Exchange

On December 26, 2019, Tema exercised its right to exchange 14,100,000 shares of Class B Common Stock, together with the same number of Rosehill Operating Common Units, for 14,100,000 shares of Class A Common Stock of the Issuer on a one-for-one basis, in accordance with the A&R LLC Agreement.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes, and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

The information set forth above under Item 3 is incorporated herein by reference.

The material provisions of the Shareholders’ and Registration Rights Agreement (the “SHRRA”) entered into among Tema, Sponsor and the Issuer, in connection with the Business Combination, the Certificate of Designations of Series A Preferred Stock (the “Certificate of Designations”) which sets forth the terms, rights, obligations and preferences of the Series A Preferred Stock, and the A&R LLC Agreement, are described in “Item 4 – Purpose of Transaction” in the Original Schedule 13D, and are incorporated herein by reference. Copies of the Original Schedule 13D, the SHRRA, the Certificate of Designations and the A&R LLC Agreement are attached as Exhibits 99.3, 99.4, 99.5, and 99.6 hereto.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

Tema is the record owner of (i) 14,100,000 shares of Class A Common Stock, (ii) 15,707,692 shares of Class B Common Stock, which, together with the Rosehill Operating Common Units, are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis at any time, subject to the terms of the A&R LLC Agreement, (ii) 4,750,000 warrants, each of which entitles the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, and (iii) 20,011 shares of Series A Preferred Stock, which may initially be converted into 1,740,087 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. Tema is a direct, wholly-owned subsidiary of Rosemore.

In connection with the Business Combination, Tema, Sponsor and the Issuer entered into the SHRRA, under which, subject to specified ownership thresholds, Sponsor is entitled to designate two directors for appointment to the Issuer’s board of directors and Tema is entitled to designate four directors. Each of Sponsor and Tema will be entitled to appoint a representative or observer on each committee of the Issuer’s board. Pursuant to the terms of the SHRRA, each of Sponsor and Tema must vote for the designees of the other and is entitled to replace any of its designees that are removed from the Board. This description of the SHRRA does not purport to be complete and is qualified in its entirety by reference to the SHRRA, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

To the knowledge of the Reporting Persons, and based solely on information provided in the Joint Schedule 13D filed with the Commission by the Separately Filing Persons, the Form 4 filed with the Commission on March 29, 2019 by Mr. Edward Kovalik and the Issuer’s proxy statement filed with the Commission on April 30, 2019: Edward Kovalik is the direct beneficial owner of 85,531 shares of Class A Common Stock; KLR Investments is the owner of (i) 414,601 shares of Class A Common Stock, (ii) 2,118,547 warrants, and (iii) 90,783 shares of Class A common stock issuable upon conversion of Series A Preferred Stock in accordance with the terms of the Certificate of Designations; and Sponsor is the owner of (i) 926,020 shares of Class A Common Stock and (ii) 7 shares of Series A Preferred Stock, which may initially be converted into 609 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. KLR Investments is the managing member of Sponsor. Mr. Kovalik is the Chief Executive Officer and Managing Partner of KLR Group, LLC and the managing member of KLR Holdings which owns 100% of KLR Investments. Because of the relationship between Sponsor and Tema as a result of the SHRRA, Sponsor and Tema might be deemed to share beneficially ownership of an aggregate amount of 39,933,782 shares of Class A Common Stock, with shared voting power, representing 73.4% of the Class A Common Stock deemed to be outstanding. Details of sole and shared voting and dispositive power of each of Sponsor and its affiliates is provided in the Joint Schedule 13D, the Form 4 and the proxy statement. Each Reporting Person disclaims beneficial ownership of the shares held by the Separately Filing Persons except to the extent of its pecuniary interest therein.

To the knowledge of the Reporting Persons, the executive officers and directors of Rosemore, Tema and RHoldings have no beneficial ownership of Class A Common Stock other than (i) 85,531 shares of Class A Common Stock owned by Frank Rosenberg (comprising less than one percent (0.6%) of the shares of the outstanding Class A Common Stock), (ii) 85,531 shares of Class A Common Stock owned by William E. Mayer (comprising less than one percent (0.6%) of the shares of the outstanding Class A Common Stock), (iii) 6,000 shares of Class A Common Stock owned by James F. Engler (comprising less than one percent (0.04%) of the shares of the outstanding Class A Common Stock), (iv) 50,860 shares of Class A Common Stock and additional 2,500 shares of Class A Common Stock issuable upon conversion of warrants owned by Paul Ebner (together comprising less than one percent (0.37%) of the shares of the outstanding Class A Common Stock), and (v) 11,000 shares of Class A Common Stock issuable upon conversion of warrants owned by Henry A. Rosenberg, Jr. (comprising less than one percent (0.08%) of the shares of the outstanding Class A Common Stock).

Schedule B attached hereto sets forth certain information regarding the Separately Filing Persons, as required by Item 5 of Schedule 13D.

(c) Neither the Reporting Persons, nor any of the persons listed in Schedule A, has effected any transactions in the Issuer’s securities within the past 60 days.

To the knowledge of the Reporting Persons, the Separately Filing Persons have not effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not applicable.

(e) As a result of the intra-company transfer on July 11, 2019 to Tema, RHoldings no longer owns any shares of the Issuer and may be removed as a Reporting Person from future amendments to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Side Letter, SHRRA, A&R LLC Agreement, the Certificate of Designations and the letter agreement with the initial shareholders (including Sponsor) and the officers and directors of the Issuer that, among other things, restricts their ability to transfer Issuer securities under certain circumstances (“Letter Agreement”) set forth in “Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” in the Original Schedule 13D is incorporated herein by reference. Copies of the Original Schedule 13D, the SHRRA, the Certificate of Designations, the A&R LLC Agreement and the Letter Agreement are attached as Exhibits 99.3, 99.4, 99.5, 99.6, and 99.7 hereto.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description

99.1	Business Combination Agreement, dated as of December 20, 2016, by and between KLR Energy Acquisition Corp., and Tema Oil and Gas Company (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on December 20, 2016).

99.2	Side Letter, dated as of December 20, 2016, by and between KLR Energy Acquisition Corp., KLR Energy Sponsor, LLC and Rosemore, Inc. (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the Commission on December 20, 2016).

99.3	Original Schedule 13D (incorporated by reference to the Schedule 13D filed with the Commission on May 8, 2017).

99.4	Shareholders’ and Registration Rights Agreement, dated as of December 20, 2016, by and among Tema Oil and Gas Company, KLR Energy Sponsor, LLC, KLR Energy Acquisition Corp., Anchorage Illiquid Opportunities V, L.P. and AIO V AIV 3 Holdings, L.P. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on December 20, 2016).

99.5	Certificate of Designation of Series A Preferred Stock of Rosehill Resources Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on May 3, 2017).

99.6	Second Amended and Restated Limited Liability Company Agreement of Rosehill Operating Company, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on December 14, 2017).

99.7	Letter Agreement by and between the Issuer, the initial shareholder and the officers and directors of the Issuer (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Commission on March 16, 2016).

99.8*	Joint Filing Agreement.

*	Filed herewith.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2020		TEMA OIL AND GAS COMPANY

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President

ROSEMORE HOLDINGS, INC.

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President and CEO

ROSEMORE, INC.

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President and CEO

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

ROSEMORE, INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions effected during the past 60 days
Henry A. Rosenberg, Jr. (Co-Chair of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President & CEO, Director)	Rosemore, Inc.	USA	None

James F. Engler (VP, CFO, Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Lisa J. Davidson (Vice President, Director)	Rosemore, Inc.	USA	None

Jeffrey A. Hoffberger (Vice President, Director)	Rosemore, Inc.	USA	None

Robert L. (Larry) Ash (Director)	Lawyer, Partner at Baker, Donelson, Bearman, Caldwell & Berkowitz, PC at 1401 H Street, NW, Suite 500, Washington, D.C. 20005	USA	None

Andrew Lapayowker (General Counsel, Secretary)	Rosemore, Inc.	USA	None

Russell J. Hoffberger (Director)	Rosemore, Inc.	USA	None

William E. Mayer (Director)	Park Avenue Equity Partners, which is a private equity firm, at c/o Strike Derivatives Inc. 510 Fifth Avenue–3rd Floor Office 317, New York, New York 10036	USA	None

Kenneth H. Trout (Director)	Retired	USA	None

Frank B. Rosenberg (Co-Chair of Board, Executive Vice President, Director)	Rosemore, Inc.	USA	None

Carol L. Boemmel (Controller)	Rosemore, Inc.	USA	None

*	For each individual with a principal occupation at Rosemore, their position is listed below their name, and their principal business address is the address of Rosemore, Inc. provided above.

TEMA OIL AND GAS COMPANY

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions effected during the past 60 days
Henry A. Rosenberg, Jr. (Chairman of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President, Director)	Rosemore, Inc.	USA	None

James F. Engler (Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Andrew Lapayowker (Secretary)	Rosemore, Inc.	USA	None

Frank B. Rosenberg (Director)	Rosemore, Inc.	USA	None

Tommie E. Yates (Director)	Retired	USA	None

Carol L. Boemmel (Controller)	Rosemore, Inc.	USA	None

Dean Daniel (Assistant Secretary)	Rosemore, Inc.	USA	None

Keith Stephenson (Assistant Secretary)	Rosemore, Inc.	USA	None

*

For each individual with a principal occupation at Rosemore, their position is listed below their name in the Rosemore, Inc. table above, and their principal business address is the address of Rosemore, Inc. provided above.

ROSEMORE HOLDINGS, INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions effected during the past 60 days
Henry A. Rosenberg, Jr. (Chairman of the Board, Director)	Rosemore, Inc.	USA	None

Paul J. Ebner (President and CEO, Director)	Rosemore, Inc.	USA	None

Frank B. Rosenberg (Executive VP, Director)	Rosemore, Inc.	USA	None

James F. Engler (Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	None

Andrew Lapayowker (Secretary)	Rosemore, Inc.	USA	None

Russell J. Hoffberger (Director)	Rosemore, Inc.	USA	None

Robert L. (Larry) Ash (Director)	Lawyer, Partner at Baker, Donelson, Bearman, Caldwell & Berkowitz, PC at 1401 H Street, NW, Suite 500, Washington, D.C. 20005	USA	None

Kenneth H. Trout (Director)	Retired	USA	None

Carol L. Boemmel (Controller)	Rosemore, Inc.	USA	None

*	For each individual with a principal occupation at Rosemore, their position is listed below their name, and their principal business address is the address of Rosemore, Inc. provided above.

Schedule B

Separately Filing Persons

The information contained in this Schedule B is qualified by the Reporting Persons’ knowledge and based solely on information provided in the Schedule 13D filed with the Securities and Exchange Commission on May 8, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, filed on November 13, 2017, Amendment No. 2 to Schedule 13D, filed on January 23, 2018, Amendment No. 3 to Schedule 13D, filed on October 2, 2018, and Amendment No. 4 to Schedule 13D, filed on October 17, 2018 (collectively, the “Joint Schedule 13D”) by the Separately Filing Persons and the Form 4 filed with the Commission on March 29, 2019 by Mr. Edward Kovalik.

Principal Office, Principal Business or Principal Occupation

The address of the principal business and principal office for Sponsor, KLR Holdings, KLR Investments are: 811 Main Street, 18th Floor, Houston, TX 77002. The business address of each of the managers and executive officer of Sponsor and KLR Group is set forth below.

Sponsor was formed for the purpose of sponsoring an energy-focused special purpose acquisition company. KLR Holdings and KLR Investments are engaged in the holding of principal investments of the KLR family of entities. Mr. Kovalik is the Chief Executive Officer and Managing Partner of KLR Group, LLC, and the managing member of KLR Holdings, which owns 100% of KLR Investments. The principal occupation of each of Sponsor’s, KLR Investments’ and KLR Holdings’ managers and executive officers is to act in the capacity listed below.

KLR Holdings and KLR Investments are organized under the laws of Nevada. Kovalik is a citizen of the United States of America. The citizenship of each of the manager and executive officers is listed below.

To the best of the Reporting Persons’ knowledge, none of the Separately Filing Persons nor, any of its respective directors or executive officers have, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Directors, Executive Officers, Manager, and Managing Members

KLR ENERGY SPONSOR, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions effected during the past 60 days
Edward Kovalik (Manager)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

KLR GROUP INVESTMENTS, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions effected during the past 60 days
Edward Kovalik (Manager)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

KLR GROUP HOLDINGS, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions effected during the past 60 days
Edward Kovalik (Chief Executive Officer)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

To the knowledge of the Reporting Persons, the manager or executive officers of Sponsor, KLR Holdings and KLR Investments have no beneficial ownership of Class A Common Stock other than Kovalik and Gregory R. Dow, who respectively own 85,531 and 40,000 shares of Class A Common Stock.